                                                                      EXHIBIT 12

                              HARTMARX CORPORATION
                       STATEMENT OF COMPUTATION OF RATIOS

                          (IN THOUSANDS, EXCEPT RATIOS)

                                   (UNAUDITED)

                                                                        YEARS ENDED NOVEMBER 30,
                                              ------------------------------------------------------------------------------
                                                    2001(1)          2000         1999(2)            1998           1997
                                              ---------------- -------------- --------------- --------------- --------------
Earnings (loss) from continuing
operations before provision for
income taxes per Consolidated
Statement of Earnings                                ($23,019)        $14,565          $2,545         $23,585        $16,545

Add:

      Interest Expense                                 14,409         15,686          17,669          18,633         17,480

      Portion of rents representative
      of the interest factor (a)                        3,791          3,277           3,565           3,622          3,736
                                              ---------------- -------------- --------------- --------------- --------------

Income as adjusted                                   ($4,819)        $33,528         $23,779         $45,840        $37,761
                                              ================ ============== =============== =============== ==============


Fixed charges:

      Interest expense                                $14,409        $15,686         $17,669         $18,633        $17,480

      Portion of rents representative
      of the interest factor (a)                        3,791          3,277           3,565           3,622          3,736
                                              ---------------- -------------- --------------- --------------- --------------

Fixed charges                                         $18,200        $18,963         $21,234         $22,255        $21,216
                                              ================ ============== =============== =============== ==============

Ratio of earnings to fixed charges                          -           1.77            1.12            2.06           1.78
                                              ================ ============== =============== =============== ==============

(1) For the twelve months ended November 30, 2001, historical earnings from continuing operations before provision for income taxes, which included approximately $11.6 million of restructuring plus additional non-recurring items included in the cost of sales and selling, general and administrative expense captions were insufficient to cover fixed charges by approximately $23 million. Excluding the restructuring charge, income as adjusted would have been $6.8 million and the ratio of earnings to fixed charges would have been .37.

(2) 1999 earnings from continuing operations before provision for income taxes includes a non-cash writedown of systems development costs of $11,195. Excluding this charge, income as adjusted would have been $34,974 and the ratio of earnings to fixed charges would have been 1.65.

(a) Represents one-third of rent expense which management believes represents a reasonable approximation of the interest component of rent expense.